03002399

VF 3-3-03

UNITED STATES
JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2003 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8-40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 Post Road West
(No. and Street)

Westport,	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203)226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 13 2003

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

My commission expires 11/30/2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Year Ended December 31, 2002

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2002

CONTENTS

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Eric N. Hendlin, CPA
C. Robert Hillman, CPA
Ronald A. LaMorte, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Of Counsel
M.I. Dworken, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Westport Resources Investment Services, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westport Resources Investment Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 6, 2003

Dworken, Hillman, LaMorte & Sterczala P.C.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

Assets	
Cash and cash equivalents	$217,862
Receivable from clearing broker	118,766
Other receivables	1,835
Securities owned - at market value (Note 3)	12,537
Secured demand note receivable (Note 2)	75,000
Income tax receivable	73,142
Equipment (Note 4)	17,143
Deferred income taxes	20,300
Due from affiliate (Note 2)	3,487
Other assets	80,057
Total Assets	$620,129
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses and other liabilities	$168,539
Deferred income taxes	3,700
Total Liabilities	172,239
Liability subordinated to claims of general creditors (Note 5)	75,000
Commitments and contingencies (Note 7)	
Shareholders' equity (Note 8):	
Common stock, no par value; 5,000 shares authorized, 404 shares issued and outstanding	152,750
Retained earnings	220,140
Total Shareholders' Equity	372,890
Total Liabilities and Shareholders' Equity	$620,129

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Revenue:	
Commissions and underwriting fees	$3,055,027
Support services (Note 2)	372,000
Interest income	17,792
Other income	62,750
	3,507,569
Expenses:	
Commissions	1,086,330
Employee compensation	916,356
Clearance costs	707,710
Office supplies and expenses	252,097
Rent, occupancy and equipment costs	192,736
Professional fees	169,824
Tickers and quotes	58,629
Pension expense (Note 6)	57,600
Promotional expenses	57,991
Travel and entertainment	28,830
Dues and subscriptions	37,154
Regulatory fees	21,257
Depreciation	6,030
Contributions	4,455
Interest expense (including interest on subordination agreement of $3,746)	7,318
	3,604,317
Loss before provision for income taxes	(96,748)
Provision for income taxes (benefit) (Note 9)	(50,243)
Net loss	($ 46,505)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2002	$121,500	$266,645	$388,145
Net loss		(46,505)	(46,505)
Issuance of common stock (Note 8)	31,250		31,250
Balance, December 31, 2002	$152,750	$220,140	$372,890

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2002

Subordinated liabilities at January 1, 2002	$75,000 *
Subordinated liabilities at December 31, 2002	$75,000 *

* *The subordinated liabilities qualify as equity capital under the provisions of the Securities and Exchange Rule 15c3-1(d)*

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	($ 46,505)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,030
Deferred income tax benefit	2,700
Decrease (increase) in assets:	
Decrease in receivable from clearing broker	60,825
Decrease in other receivables	8,466
Increase in securities owned at market value	(1,437)
Increase in income taxes receivable	(54,043)
Decrease in due from affiliate	68,654
Increase in other assets	(9,524)
Increase (decrease) in liabilities:	
Decrease in accrued expenses and other liabilities	(22,809)
Net cash provided by operating activities	12,357
Cash flows from investing activities:	
Capital expenditures	(3,180)
Net cash used in investing activities	(3,180)
Cash flows from financing activities:	
Issuance of common stock	31,250
Repayments of subordinated debt	(75,000)
Proceeds from issuance of subordinated debt	75,000
Net cash provided by financing activities	31,250
Net increase in cash and cash equivalents	40,427
Cash and cash equivalents, beginning	177,435
Cash and cash equivalents, ending	$217,862

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2002

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the NASD. In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers that are located in the Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the World.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2002, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2002, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking:

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of cash flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Equipment:

Equipment is carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2002

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to the deferred income taxes consist of accelerated methods of depreciation for income tax purposes and federal and state net operating losses.

2. **Related party transactions:**

The Company has a note receivable from a shareholder secured by marketable securities. The note is non-interest bearing and is due on demand.

The Company and an affiliate through common ownership share common office space and certain overhead expenses. The Company charged the affiliate $372,000, net for these common expenses. The Company has a receivable of $3,487 from this affiliate at December 31, 2002.

3. **Securities owned:**

Marketable securities owned consist of trading and investment securities, at market value, as follows:

Municipal bonds	$12,537

4. **Equipment:**

Office equipment	$31,741
Less accumulated depreciation	14,598
	$17,143

5. **Liability subordinated to claims of general creditors:**

Liability subordinated to claims of general creditors consists of a $75,000 collateralized secured demand note agreement with interest at a rate of 5% per annum, which has been advanced by a shareholder and matures on September 30, 2005. The subordinated liability has been advanced under an agreement pursuant to the rules and regulations of the National Association of Securities Dealers, Inc.

The subordinated loan agreement is withdrawable by the lender at the stated maturity date or retirement can be accelerated by the Company. Any subordinated debt can be retired only if, after giving effect to such retirement, the Company meets the net capital requirements governing withdrawal of subordinated debt.

6. **Employee benefits:**

The Company established a 401(k) Profit Sharing Plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $57,600.

7. **Commitments and contingencies:**

Leases:

The Company leases office furniture and equipment from a shareholder under noncancellable operating leases expiring through December 2005. Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2003	$24,900
2004	15,500
2005	7,100
	$47,500

Total rent expense was $28,600 to the shareholder for 2002.

Contingencies:

As part of its business, the Company is involved in several arbitration matters with customers. In the opinion of management, the outcome of these matters will not have a material effect on the financial position of the Company.

7. **Commitments and contingencies** (continued)

Shareholders' agreement:

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

8. **Shareholders' equity:**

During 2002, the Company amended its Certificate of Incorporation to reclassify its authorized Class A and Class B preferred shares to common shares.

During 2002, the Company issued 4 shares of common stock for $31,250.

9. **Provision for income taxes:**

The provision for income taxes (benefit) consists of the following:

Current:	
Federal	($54,143)
State	1,200
Deferred	2,700
	($50,243)

At December 31, 2002, the Company had approximately $4,000 and $258,000 of net operating loss carryforwards to offset federal and state taxable income, respectively, through 2023.

10. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $251,143 which exceeded the minimum requirement of $100,000 by $151,143. The Company's net capital ratio was .67 to 1.

12. **Supplemental disclosure of cash flow information:**

Cash paid for interest	$ 7,318
Cash paid for income taxes	$ 1,500

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2002
Credits	
Shareholders' equity	$372,890
Subordinated liability	75,000
	447,890
Less non-allowable assets:	
Income tax receivable	73,142
Other receivables	1,835
Other assets	83,544
Property and equipment, net	17,143
Deferred income taxes	16,600
	192,264
Net capital before haircuts on securities positions	255,626
Haircuts on securities positions	4,483
Net capital	251,143
Minimum net capital requirement	100,000
Excess of net capital	$151,143
Aggregate indebtedness:	
Accrued expenses and other liabilities	$168,539
Total aggregate indebtedness	$168,539
Ratio of total aggregate indebtedness to net capital	.67 to 1

Note: *There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2002 Form X-17A-5 Part II filing, as amended.*